sSEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LUMINEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55027E 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55027E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark B. Chandler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,218,058

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,218,058

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,218,058

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  [ X ]
300,000 shares of Common Stock are held by June Rogers Chandler, Dr. Chandler’s wife, as her separate property.  Dr. Chandler disclaims beneficial ownership of such shares.

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 to Schedule 13G (this “Amendment”) relating to the common stock of Luminex Corporation, a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G filed with the Commission on February 14, 2001, as amended by Amendment No. 1 filed with the Commission on February 11, 2002.  This Amendment reflects the shares of the Issuer’s common stock beneficially owned by the reporting person as of September 4, 2003.

Item 1.
	(a)	Name of Issuer Luminex Corporation
	(b)	Address of Issuer’s Principal Executive Offices 12212 Technology Blvd. Austin, Texas 78727

Item 2.
	(a)	Name of Person Filing Mark B. Chandler, Ph.D.
	(b)	Address of Principal Business Office or, if none, Residence 4 Niles Road Austin, Texas 78703
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”).
	(e)	CUSIP Number 55027E 10 2

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

1,218,058 shares of Common Stock, of which 1,098,058 shares of Common Stock are owned directly by Dr. Chandler, 10,000 shares are held in trust for the benefit of Dr. Chandler’s daughter of which Dr. Chandler is the Trustee, and 110,000 shares of Common Stock are subject to vested and immediately exercisable stock options held by Dr. Chandler.

June Rogers Chandler, Dr. Chandler’s wife, holds 300,000 shares of Common Stock as her separate property. Dr. Chandler disclaims beneficial ownership with respect to such shares.
(b) Percent of class: 4.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,218,058
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,218,058
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2003
Date
/S/ Mark B. Chandler
Signature
Mark B. Chandler
Name/Title